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               [Wilson Sonsini Goodrich & Rosati P.C. letterhead]

                                  July 11, 2000


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: James Lopez
RE:  Healtheon Corporation S-4 Registration Statement (File No. 333-80863)

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended with reference to the Form S-4 Registration Statement No. 333-80863 which was filed on June 17, 1999 and the Form S-4/A amendment thereto filed on August 5, 1999 (the "Registration Statement") of Healtheon/WebMD Corporation (the "Registrant"). Subsequent to filing the Registration Statement, the Registrant determined to restructure the proposed reorganization involving Healtheon Corporation, WebMD, Inc., MedE AMERICA Corporation and Greenberg News Networks, Inc. so as not to involve a newly-formed parent corporation. Based on this restructuring, the Registration Statement was no longer necessary. We hereby confirm that no securities have been issued pursuant to the Registration Statement. Accordingly, on behalf of the Registrant, the Registrant hereby requests that the staff withdraw the Registration Statement.

                                       Very truly yours,

                                       WILSON SONSINI GOODRICH & ROSATI
                                       Professional Corporation

                                       /s/ Mark L. Reinstra
                                       --------------------------------
                                       Mark L. Reinstra